Exhibit 12.1

Visteon Corporation and Subsidiaries
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	First Six	For the Years Ended December 31,
	Months
	2001	2000	1999	1998	1997	1996

Earnings

Income before income taxes	$(2)	$439	$1,172	$1,116	$815	$604

Equity in net (income)/loss of affiliates plus dividends from affiliates	(2)	(39)	(23)	(9)	(13)	(31)

Adjusted fixed charges a/	94	212	172	104	98	90

Earnings	$90	$612	$1,321	$1,211	$900	$663

Fixed Charges

Interest expense b/	$76	$176	$149	$86	$94	$79

Interest portion of rental expense c/	19	39	24	17	12	7

Fixed charges	$95	$215	$173	$103	$106	$86

Ratios
Ratios of earnings to fixed charges d/	N/A	2.8	7.6	11.8	8.5	7.7

a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period.
b/ Includes interest, whether expensed or capitalized, and amortization of debt issuance expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ For the six months ended June 30, 2001, fixed charges exceeded earnings by $5 million, resulting in a ratio of less than one.